September 9, 2005

Mr. Ernest Greene
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549-0510

Re: August 9, 2005 Comment Letter

LSB Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 1-07677

Dear Mr. Greene:

This letter responds to your comment letter dated August 9, 2005, as referenced above. We have repeated your comments and provided our response immediately under the heading "Company response:" or in a referenced attachment to this letter.

We appreciate your consideration of our extension requests.

Sincerely,

Tony M. Shelby
LSB Industries, Inc.
Executive Vice President of Finance
and Chief Financial Officer

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

 Company response:

 The following responses have been prepared in accordance with this comment.

Item 9A - Controls and Procedures, page 44

2. We have read your response to comment three from our letter dated May 25, 2005. Please amend your Form 10-K for the year ended December 31, 2004 to state in clear and unqualified language the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures as of December 31, 2004. You should not state that your disclosure controls and procedures are effective subject to certain conditions. See Question 5 of our Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports dated October 6, 2004.

 Company response:

 We intend to change our report on disclosure controls and procedures as follows:

We believe that our disclosure controls and procedures (as defined in Rule 13A-15(e) of the Securities Exchange Act of 1934, as amended ["Exchange Act"]) are designed to ensure that information required to be disclosed in the periodic reports filed by us with the Securities and Exchange Commission (the "SEC") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management. Based on management's most recent evaluation, in which our Chief Executive Officer and Chief Financial Officer participated, completed as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures are effective.

During our fourth fiscal quarter of 2004, there were no significant changes in our internal controls over financial reporting (as defined in Rule 13A-15(f) of the Exchange Act) that affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

As noted on the cover of this Form 10-K, we are not an "accelerated filer". As a result, we are not required to, and do not provide in this Form 10-K, a report of our management as to our internal controls over financial reporting. Due to the definitions, certain areas contained within the disclosure controls and procedures overlap with the definition of internal control over financial reporting. We are in the process of documenting and testing our internal controls over financial reporting to provide the basis for our report covering our internal controls over financial reporting when we are required to issue the report in a subsequent Form 10-K. In the course of this process, management has identified certain areas requiring improvement, which we are addressing. Management routinely reviews potential internal control over financial reporting issues with our Audit Committee.

Financial Statements

Statements of Income. page F-5

3. We have read your response to comment seven from our letter dated May 25, 2005. You have agreed to disclose the components and related amounts included in other income (expense) in a note to the financial statements in future filings. Please show us what this disclosure will look like for the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002 and for the three months ended March 31, 2005.

 Company response:

 Please see below

Note: Other Income (Expense): Other income and other expense consist of the following:

Year ended December 31	Three Months Ended

2004	2003	2002	March 31, 2005
(In thousands)
Other Income
Gains on sale of certain current assets, primarily precious metals	$2,334	$502	$266	$220
Gains on the sale of property and equipment, net	340	-	47	422
Insurance recoveries in excess of losses incurred	-	-	1,524	-
Proceeds from certain key individual life insurance policies in excess of benefit obligations	-	-	-	1,138
Benefit from the termination of firm purchase commitments	-	-	290	-
Equity in earnings in affiliate	668	19	40	182
Rental income	128	228	244	59
Other	465	1,066	1,475	85
Total Other Income	$3,935	$1,815	$3,886	$2,106
Other Expense
Impairments of long-lived assets	$(737)	$(500)	$-	$(75)
Other	(533)	(590)	(563)	(163)
Total Other Expense	$(1,270)	$(1,090)	$(563)	$(238)

"Editorial Note" -In preparing the above table, the Company reviewed an analysis of all transactions occurring in the appropriate time frame. The aggregate amount for "Other" under "Other income" in the above table includes the effects of numerous unrelated transactions none of which exceeds $240,000. Note, the above does not reflect changes that may result for implementation of comments in the May 25, August 9, or subsequent comment letters.

Statement of Cash Flows. page F-7

4. We have read your response to comment 10 from our letter dated May 25, 2005. It remains unclear how you determined it was appropriate to exclude the $2.1 million gain from operating income. Please tell us how you accounted for the purchase of the chemical plant and related assets, which include the precious metals. Please tell us the business purpose for the purchase of the chemical plant and precious metals as well as whether these metals were intended to be used in your operations. Also, please tell us whether the cash flows related to the sale of the assets of the chemical plant are reflected as cash flows from operating, investing, or financing activities; explain how your presentation complies with SFAS 95.

 Company response:

 In December 2003, the Company was the successful bidder at an auction of certain assets of an idle chemical plant. Included in the assets acquired were a nitric acid plant, equipment, catalysts (precious metals) and inventory. The purchase did not include the underlying land and thus no remediation costs are associated with the assets acquired. These assets were acquired for the sole reason that the Company believed that they could sell the salable assets for a gain and salvage the remainder. The Company allocated the entire purchase price to the current assets acquired with no basis in the long-lived assets of the nitric acid plant. In January 2004, the Company performed an acid wash of the plant to recover any precious metals that existed in the piping at the plant, the sale of which resulted in a gain of $1.9 million of the $2.1 million gain. Some of the assets of the plant were destroyed through the process of recovering the precious metals. The remaining assets were assigned to a third party in exchange for the obligation for removal of the assets resulting in no gain or loss. The Company never intended to operate the plant nor did they ever operate the plant.

The Company's decision to exclude the gain from Operating Income was due to the following reasons:

  The acquisition of the assets was not entered into in the normal course of operations.
  The assets were not intended to be nor were they placed in operation at the Company.
  This type of transaction is not part of the Company's core business.
  The allocation of the purchase price was made to the inventory and precious metals acquired which were not considered to be long-lived assets so the provisions of paragraph 45 of SFAS 144 did not apply.
  The remaining assets of the nitric acid plant after the recovery process were scrapped to a third party in exchange for the obligation removal of the assets.

Because of these reasons, the Company felt that including the gain in Operating Income added a sense of permanence to the transaction that could possibly be misleading to the reader of the Company's financial statements.

The gain, by virtue of the fact that it was a component of net income, was included in cash flows from operations in the Statement of Cash Flows. We believe this classification complies with SFAS 95, primarily due to our belief that the transaction is neither an investing or financing transaction therefore, it is reportable as operating cash flow. Paragraph 21 of SFAS 95 states:

"Operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20......... Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income."

Paragraph 15 of SFAS 95 defines investing activities as

"acquiring.........property, plant and equipment and other productive assets...assets held for or used in the production of goods or services by the enterprise...."

The Company does not believe the transaction was an investing transaction because the assets acquired were not intended to be held for or used in a production process.

The Company does not believe the transaction was a financing transaction.

5. Please amend your Form 10-K to provide revised financial statements, which include the gain of $340,000 in operating income as required by paragraph 45 of SFAS 144.

 Company response:

 We respectfully request that the Company be allowed to revise our reporting on a prospective basis. We are prepared to make the requested change in an amended Form 10K, if the Staff declines this request. However, we continue to believe the amount not to be material. In our response to comment 10, we discuss our approach to the determination of materiality as it applies to the Company's consolidated financial statements. Additionally, the Staff has requested in comment 7 that we amend our 2004 Form 10K to reclassify $737,000 in provisions for impairment as a reduction of operating income. If we reclassify the $340,000 gain along with  the $737,000 provision for impairment, the net reclassification to operating income would be $397,000, we continue to believe these amounts are not material for the reasons stated in our response to comment 10 and also due to net income being unchanged as a result of the requested revision.

6. We have read your response to comment 11 from our letter dated May 25, 2005. We remind you that paragraph 13 states that items that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short, are cash receipts and payments pertaining to (a) investments (other than cash equivalents), (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less. Please tell us the original maturity date of your revolving debt facilities and drafts payable. If the original maturities of your revolving debt facilities and drafts payable exceed three months, please present the gross changes on your statements of cash flows.

 Company response:

 The Company will comply prospectively, if necessary, however, the Company respectfully requests that the Staff reconsider its position with regard to asset-based revolving credit facilities. SFAS 95 discusses those situations where reporting of the net change is acceptable because knowledge of the gross cash receipts and payments (for the debtor under an asset-based revolving credit facility, payments and borrowings) may not be necessary to understand the enterprise's ..........financing activities. SFAS 95 discussions are aimed at financial institutions, however, such discussions do not rule out the application of the theory to other situations. Under our revolving credit agreement, which we believe to be representative of asset-based lending agreements, we assign all receivables to the lender as collateral for the line of credit. To the extent collections match requirements the net effect on the balance sheet is $0, but, under the Staff's directive, the effect on the Statement of Cash Flows will be to disclose hundreds of millions of dollars of increases and decreases in revolving credit balances. We continue to believe that the most informative information for the investor or the user of the Company's financials statements is the net change in the outstanding debt, not the total collections on accounts receivables and borrowings to replace those collections in the Company's treasury.

7. We have read your response to comment 12 from our letter dated May 25, 2005. Given the $737,000 reflects approximately 21 % of your operating income for the year ended December 31, 2004, it is not clear how you determined this amount is not material. Please amend your Form 10-K to provide revised financial statements, which include the impairment of $737,000 in operating income as required by paragraph 25 of SFAS 144.

 Company response:

 We respectfully request that the Company be allowed to revise our reporting on a prospective basis. We are prepared to make the requested change in an amended Form 10K, if the Staff declines this request. However, we continue to believe the amount not to be material as discussed in our response to comment 5 and also due to net income being unchanged as a result of the requested revision.

Note 2 - Summary of Significant Accounting Policies. page F-9

8. We have read your response to comment 13 from our letter dated May 25, 2005. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item as you have mentioned in your response.

 Company response:

 The Company will disclose the following in our prospective filings:

Cost of sales includes materials, labor and overhead costs to manufacture the products sold plus inbound freight, purchasing and receiving costs, inspection costs, internal transfer costs and warehousing costs excluding certain handling costs directly related to loading product being shipped to customers in our Chemical Business.

Selling, general and administrative costs include costs associated with the sales, marketing and administrative functions. Such costs include personnel costs, including benefits, advertising costs, commissions expenses, office and occupancy costs associated with the sales, marketing and administrative functions. Selling, general and administrative costs also include outbound freight in our Climate Control Business and certain handling costs directly related to product being shipped to customers in our Chemical Business. These handling costs primarily consist of personnel costs for loading product into transportation equipment, rent and maintenance costs related to the transportation equipment, and certain indirect costs.

9. We note your response to prior comment 14. In your notes to the financial statements, please provide the disclosures required by paragraph 22 of SFAS 143 including, if true, the fact that a liability has not been recognized because the fair value cannot be reasonably estimated and the reasons why fair value cannot be reasonably be estimated. Please also refer to FIN 47.

 Company response:

 The Company will provide the appropriate disclosures as required by paragraph 22 of SFAS 143 and FIN 47 in future filings. The following was disclosed within our contingencies footnote in our June 30, 2005 Form 10Q:

The Company plans to continue to operate the El Dorado Facility in the foreseeable future. However, the Company has certain discharge water monitoring obligations for this facility and would be required to recognize a liability for such costs should operations be discontinued in the foreseeable future.

We plan to disclose the following on a prospective basis:

The Company has a legal obligation to monitor certain discharge water outlets at our El Dorado Facility should we discontinue the operations of the facility. We do not believe that the annual costs of the required monitoring activities would be significant and as the Company currently has no plans to discontinue the use of the facility and the remaining life is indeterminable, an asset retirement obligation has not been recognized. However, the Company will continue to review this obligation and record a liability when a reasonable estimate of the fair value can be made. Currently, there is insufficient information to estimate the fair value of the asset retirement obligation.

Inventories. page F-l0

10. We have read your response to comment 15 from our letter dated May 25, 2005. It is not clear how you determined the effect of the change from LIFO to FIFO was not material. Please address the following:

  Tell us the impact of the change from LIFO to FIFO for each of the three years ended December 31, 2004;
  Given that the entity for which this inventory relates to was acquired in 1985, help us understand what facts and circumstances led you to change the method during the year ended December 31, 2004 instead of in an earlier period; -
  It does not appear that any disclosures were provided regarding the change from LIFO to FIFO. As previously requested, tell us how you are in compliance with the requirements of APB 20; and
  Tell us why you did not include as an exhibit to your Form 10-K a letter from your auditors regarding the change from LIFO to FIFO. Refer to Item 601 (b)(18) of Regulation S- K.

Company response:
  The impact of the change for LIFO to FIFO for 2004, 2003 and 2002 was $(503,000), $(198,000)) and $23,000, respectively. We did not disclose the change from LIFO to FIFO as we did not believe it was a material change.
  In January 2004, we changed our method of accounting for certain heat pump product inventories from the LIFO method to the FIFO method. We believe the FIFO method is preferable because it: (i) increases the transparency of our financial reporting through a more balanced presentation of our financial position and results of operations; (ii) results in the valuation of all of our inventories at more recent cost in our financial statements; and (iii) conforms all of our inventories to a single method of accounting.
  The timing of the change was driven by the reasons stated above as well as our ongoing effort to conform our internal controls and accounting policies in preparation of adopting Section 404 of the Sarbanes Oxley Act. The LIFO method of accounting for inventory was being used in only one operation within our Climate Control Business.
  We did not believe the change to be material, therefore, we did not include the disclosures required by APB 20. However, we propose to amend Note 2 of Notes to our Consolidated Financial Statements as of December 31, 2004 as follows:

Note 2 -Summary of Significant Accounting Policies and Change in Method of Accounting

Change in Method of Accounting for Certain Inventories

In January 2004, we changed our method of accounting for certain heat pump product inventories from the LIFO method to the FIFO method. We believe the FIFO method is preferable because it: (i) increases the transparency of our financial reporting through a more balanced presentation of our financial position and results of operations; (ii) results in the valuation of all of our inventories at more recent cost in our financial statements; and (iii) conforms all of our inventories to a single method of accounting.

As a result, for the year ended 2004, we increased inventories and income from continuing operations by approximately $503,000. The effect of this change for the years ended December 31, 2003 and 2002 would have increased (decreased) our reported income by approximately ($198,000) and $23,000, respectively, and the cumulative effect to all periods prior to 2002 would have been to reduce our accumulated deficit by approximately $678,000. These amounts are not material to our financial position or results of operations for any of the periods presented. Accordingly, we did not restate the financial statements for the change from the LIFO method to the FIFO method of accounting for certain of our inventory costs.

In the process of investigating the change from LIFO to FIFO and through discussion with our independent accountants, we realized that we did not credit income in the first quarter 2004 for the entire $503,000. Therefore, we propose to revise our "Supplementary Financial Data - Quarterly financial Data (Unaudited)" included in our Form 10-K by increasing first quarter 2004 gross profit by $378,000 and decreasing the second, third and fourth quarter's gross profit by $125,000, $125,000 and $128,000, respectively. This change has no impact on the 2004 annual results. The restated Quarterly Financial Data will read as follows (the table does not include footnotes included in our consolidated financial statements):

Three months ended
2004	March 31, (Restated)	June 30, (Restated)	September 30, (Restated)	December 31, (Restated)
Net sales		$83,792		$104,114		$92,361	$83,786

Gross profit (1)		$11,339		$16,369		$14,373	$10,598

Income (loss) before cumulative effect of accounting change		$796		$1,601		$14,373	$10,598
Cumulative effect of accounting change		(536)		-		-	-
Net income (loss)		$260		$1,601		$3,398	$(3,386)

Net income (loss) applicable to common stock		$307		$1,034		$2,832	$(4,008)

Income (loss) per common share:
Basic:
Income (loss) before cumulative effect of accounting change	$	..01	$	..08	$	..22	$(.03)
Cumulative effect of accounting change		(.04)		-		-	-
Net income (loss)		$(.03)		$.08		$.22	$(.03)

Diluted:
Income (loss) before cumulative effect of accounting change	$	..01	$	..08	$	..18	$(.03)
Cumulative effect of accounting change		(.04)		-		-	-
Net income (loss)		$(.03)		$.08		$.18	$(.03)

(1)  In January 2004, we changed our method of accounting for certain heat pump product inventories from the LIFO method to the FIFO method. As a result, for the three months ended March 31, 2004, we increased inventories and gross profit by approximately $503,000.

We will also amend Forms 10-Q for March 31, 2005 and June 30, 2005 to present comparable amounts for 2004 to conform to the 2004 Form 10-K/A.

  Our independent accountants, Ernst & Young, have completed the procedures necessary, including approval of their national office personnel, to issue a preferability letter noting their concurrence with our conclusion that the accounting change is preferable, pursuant to Item 601(18) of regulation S-K. If the Commission concurs with our position, such letter will be attached as an exhibit in an amendment to our Form 10-K/A for the year ended December 31, 2004. Due to an oversight, such letter was not prepared or attached as an exhibit to our 2004 Form 10-K.

Discussion:

 Although we recognize that most entities utilize net income as a benchmark as to whether an item is material, the Company considers a number of factors that are relevant to the determination of materiality.  Management considers both quantitative and qualitative factors in assessing an item's materiality.  Paragraph 38 of APB 20 states that, "The Board concludes that a number of factors are relevant to the materiality of (a) accounting changes contemplated in this Opinion and (b) corrections of errors, in determining both the accounting treatment of these items and the necessity for disclosure.  Materiality should be considered in relation to both the effects of each change separately and the combined effect of all changes.  If a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatments and disclosures described in this Opinion should be followed.  Furthermore, if a change or correction has a material effect on the trend of earnings, the same treatments and disclosures are required.  A change which does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods should be disclosed whenever the financial statements of the period of change are presented."

Staff Accounting Bulletin 99 indicates that, generally income from continuing operations is the most appropriate benchmark for quantitatively evaluating the materiality of income statement misstatements.  If a registrant operates at or near break-even or fluctuates between income and losses from year to year, income from continuing operations may not be the most appropriate basis for evaluating quantitative materiality.  In evaluating what other quantitative benchmark to use, the registrant and auditor should consider other indicators that might be important to the anticipated users of the financial statements.

Our results from continuing operations fluctuates greatly as noted in the table below, and has been impacted by debt-restructurings, insurance settlements, sales of non-operating assets, fixed asset disposals, benefit from termination of (provision for loss on) firm sales and purchase commitments, environmental and regulatory matters, and a provision on a significant note receivable.

We do not believe net sales is a meaningful metric because of significant fluctuations in the Chemical Business sales caused by commodity pricing that does not represent changes in business volume.

We believe a more consistent and meaningful basis for establishing materiality for our financial statements is "gross profit".  Gross profit is a better indicator of the level of business volume and filters out most of the commodity price fluctuation and significant unusual transactions.

We believe an appropriate starting point for a quantitative measure of materiality is 2% of gross profit.  This results in a quantitative measure of materiality as shown below:

(in thousands)

2004	2003	2002	2001	2000	1999
Income (loss) from continuing operations	$2,409	$3,111	$2,700	$7,330	$(10,655)	$(31,646)

Net sales	$364,053	$317,263	$283,811	$314,942	$290,620	$254,236

Gross profit	$52,679	$49,432	$44,993	$50,774	$52,554	$50,756

Materiality	$1,054	$989	$900	$1,015	$1,051	$1,015

We believe that the LIFO adjustment is not material for the purposes of restating the financial statements since it represents only .9% of gross profit for 2004 and the change in the LIFO provision is only $(3,900), $23,249 and $(197,786) for 2001, 2002 and 2003, respectively.

We also considered the size of the adjustment in relation to the segment information.  We disclose a Chemical, Climate Control and Other segment in our financial statements.  The change in accounting occurred at one of the Climate Control subsidiaries that sells water source heat pumps.  The following table illustrates the impact of the change in accounting to the Climate Control segment if the change was made effective December 31, 2000:

(in thousands)

2004	2003	2002	2001
Climate Control Segment	As presented	Proforma	As presented	Proforma	As presented	Proforma	As presented	Proforma
Net sales	$140,638	$140,638	$119,032	$119,032	$128,128	$128,128	$138,435	$138,435
Gross Profit	41,597	41,094	35,737	35,539	37,454	37,477	37,890	37,886
% change (1)	1.21%	1.22%	.55%	.56%	.06%	.06%	.01%	.01%

(1)  This % represents the LIFO adjustment divided by the gross profit.  For example, the 2004 LIFO adjustment was a debit of $503,000 which is dividend by gross of $41,597 to arrive at the 1.21%.

We do not believe that this adjustment represents a material impact to the segment information disclosed in our consolidated financial statements.

In addition to the quantitative factors noted above, we also considered, among other factors, the following in relation to the LIFO adjustment:

Considerations	LIFO Materiality Assessment
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The Company prepared a LIFO reserve analysis based on inventory costs. This is a change from one acceptable inventory costing method to another accepted method.
whether the misstatement masks a change in earnings or other trends

The Company does not believe that the change from LIFO masks a change in earnings or other trends. The consolidated gross profit was $52,679, $49,432 and $44,993 in 2004, 2003 and 2002, respectively. The Climate Control segment had gross profit of $41,957, $35,737 and $37,454 in 2004, 2003 and 2002, respectively.

whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise	There are no analysts that currently follow the Company's performance and there have been no earnings expectations or guidance provided.
whether the misstatement changes a loss into income or vice versa	The change from LIFO does not change a loss into income or vice versa for any of the annual periods presented.
whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

The LIFO adjustment concerns a subsidiary in the Climate Control segment that has been one of the most profitable subsidiaries. However, the LIFO adjustment does not significantly impact the profitability and has no impact on the trends of the Climate Control segment.

whether the misstatement affects the registrant's compliance with regulatory requirements	The adjustment does not impact any regulatory requirements.
whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements	The Company was in compliance with all of our debt covenants. Without the change in accounting, the Company still would have been in compliance with our debt covenants.
whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	Management's compensation was not impacted by the LIFO adjustment.
whether the misstatement involves concealment of an unlawful transaction	The adjustment does not involve concealment of an unlawful transaction.

After considering each of the quantitative and qualitative aspects of the adjustment we do not believe the adjustment rises to the level of being material. As stated in SAB No. 99:

A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is -

"a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available. As the Supreme Court has noted, determinations of materiality require "delicate assessments of the inferences a 'reasonable shareholder' would draw from a given set of facts and the significance of those inferences to him . . ."

Under the governing principles, an assessment of materiality requires that one view the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court.

The effect of this item would not have significantly altered the "total mix" of information available to evaluate our 2004 performance.  Nor is this item material when considered in the context of the "surrounding circumstances."  We have reached the same conclusion regarding the impact of this item to prior years.  Again, based on the quantitative and qualitative factors listed above, we believe that the LIFO adjustment is not material to the financial statements.

Note 6 - Long-term Debt. page F-20

11. We have read your response to comment 20 from our letter dated May 25, 2005. Please tell us the specific terms of the settlement, including the concessions that were granted by the debt holders. Please provide us with a detailed explanation as to how you determined it was appropriate to account for this transaction as a troubled debt restructuring with reference to paragraphs 5 and 7 of SFAS 15 and EITF 02-04. In your explanation, please demonstrate how you were experiencing financial difficulty which led to the concessions being granted.

Company response:

 In 1997, the Company issued $105 million of senior unsecured 10 3/4% notes (the Notes) due 2007, the proceeds of which were used to retire existing outstanding indebtedness. Standard & Poor's rated the bonds B when issued. During 2000 and 2001, the Company acquired approximately $30 million of these Notes on the open market for cash as they were being traded at steep discounts from their face amount (50-70% discounts).

In early 2002, the Company exchanged Guggenheim Capital's ("Guggenheim") position in the Notes (approximately 74% of the then outstanding Notes), for new fully collateralized notes, bearing interest at 10 1/2 % per year, payable quarterly, plus 5 1/2 % payable either at maturity or upon prepayment. Guggenheim had acquired on the open market the Company's bonds and proposed the transaction described within to the Company. The Company was not involved with Guggenheim in Guggenheim's acquisition of the Company's bonds on the open market and Guggenheim was not a significant equity owner. As part of the transaction, Guggenheim exchanged their Notes with the Company in a package transaction at 55% of face value, and also obtained certain fees and an equity incentive (warrants to acquire 4.99% of LSB's common stock) for nominal value, at the same time collateralizing their investment. After the purchase from Guggenheim of all of the Notes owned by Guggenheim, approximately $18 million of Notes remained outstanding (excluding $4.5 million of Notes owned by an LSB subsidiary).

The Company considered SFAS 15 in the determination of the proper accounting for the debt restructuring. Paragraph 5 of SFAS 15 outlines the situations that represent a troubled debt restructuring. The Company determined that the following provisions of paragraph 5 applied:

b. Issuance or other granting of an equity interest to the creditor by the debtor to satisfy fully or partially a debt unless the equity interest is granted pursuant to existing terms for converting the debt into an equity interest.

c. Modification of terms of a debt, such as one or a combination of:

1. Reduction (absolute or contingent) of the stated interest rate for the remaining original life of the debt.

3. Reduction (absolute or contingent) of the face amount or maturity amount of the debt as stated in the instrument or other agreement.

The Company issued warrants to acquire 4.99% of LSB's common stock as part of the restructuring.

The restructuring results in an effective interest rate of negative 1% (when considering the total payments under the new debt agreement with the original principal amounts due).

The bonds were sold at approximately 55% of face value.

The Company also reviewed paragraph 7 of SFAS 15 which discusses examples of situations that do not meet the definition of a trouble debt restructuring. The Company concluded that their situation was not similar to the examples discussed in items (a) through (d) in paragraph 7. Furthermore, per review of paragraph 7 of SFAS 15, the Company concluded that there was evidence that it was a troubled debt restructuring based on the Company did not have any evidence that it could obtain funds from sources other than the existing creditor at market interest rates at or near those for non-troubled debt as discussed in more detail below.

 Once the Company judgmentally determined that the preponderance of the evidence indicated a trouble debt restructuring (as further described below), the Company looked to paragraphs 17 and 19 of SFAS 15 for the proper accounting. The total future cash payments specified by the new terms of the debt, including both payments designated as interest and those designated as face amount, were $51.4 million ($35 million principal plus $18.5 million interest less $2.1 million cash). The carrying amount of the payable was $53.1 million, which is the carrying cost of the old bonds including accrued interest of $55.1 million less the fair value of the warrants valued at $2 million issued as part of the transaction. Therefore, the Company reduced the carrying amount to the amount equal to the total future cash payments specified by the new terms and recognized a gain on restructuring of $.1 million after consideration of certain transaction costs of $1.6 million. All cash payments under the terms of the new debt were accounted for as reductions of the carrying amount of the debt, and no interest expense was recognized on the debt for the period between the restructuring and prepayment of the debt.

The Company also determined that the model established in EITF 02-4 should be considered in making the determination as to whether the restructuring represents a troubled debt refinancing (or simply a modification of debt terms) and if a concession had been granted by the creditor. The Company considered, among other things, the following matters as indicated in EITF 02-4:

Determining Whether the Debtor Is Experiencing Financial Difficulties
Response

1. If the debtor's creditworthiness (for example, based on its credit rating or equivalent, the effects of the original collateral or credit enhancements in the debt, or its sector risk) has deteriorated since the debt was originally issued, the debtor should evaluate whether it is experiencing financial difficulties. The Task Force reached a consensus that the following factors are indicators that the debtor is experiencing financial difficulties:

The Company's credit worthiness had deteriorated since the debt was originally issued in 1997. Standard & Poors rated the bonds B in November 1997 and were rated C at the time of the restructuring in 2002. In spring 2001, the Company entered into a new revolving credit facility with the new agreement bearing interest at approximately 175 basis points over the prior facility. During 1999, 2000 and 2001, the Company incurred operating losses from recurring operations due to adverse conditions in the Chemical industry that comprised approximately 50-60% of the Company's business. In addition, as a result of the terrorist attacks on September 11, 2001, new hotel construction was significantly reduced creating adverse conditions for the Company's Climate Control business.

The debtor is currently in default on any of its debt.

The Company amended its then current revolving credit agreement in the second quarter of 2002 in part to prevent an event of default due to the anticipated noncompliance with financial debt covenants caused principally by certain non-recurring events.

The debtor has declared or is in the process of declaring bankruptcy.	The Company had no plans to declare bankruptcy.
There is significant doubt as to whether the debtor will continue to be a going concern.

The Company had incurred significant operating losses from recurring operations in 1999, 2000 and 2001, representing a deterioration of credit quality since issuance of the bonds. While the Company believed that they could remain a going concern, there were significant disclosures made in the Company's financial statements regarding management's plan and liquidity.

Currently, the debtor has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange.	LSB's securities were delisted from the NYSE in 1999.
  Based on estimates and projections that only encompass the current business capabilities, the debtor forecasts that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity.

The Company attempted several restructurings of the bonds with the bondholders in years prior to the debt restructure in 2002, none of which were successful. The Company's bonds had traded at a very deep discount from face (28% to 45%) for the last couple of years prior to the debt restructure in 2002. While the market for junk bonds had deteriorated since issuance in 1997, discounts of this magnitude were not common for Companies experiencing financial stability. Further exacerbating this situation, the Company was required, due to liquidity concerns during 1999, 2000 and 2001, to utilize the grace periods under the bond Indenture for the semi-annual interest payments required under the bonds.

  Absent the current modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a non-troubled debtor.

The new indebtedness represented secured borrowings with a stated interest rate of 16%, which appeared to be higher than market rates for secured indebtedness of this duration. For several years prior to debt restructure in 2002 the Company had not borrowed any significant new funds that did not represent a refinancing of previously existing borrowings (due to restrictions under the previously existing indenture to the bonds), to demonstrate its ability to borrow incremental funds at market rates (the Company did replace its revolving credit agreement with a new lender in 2001 which was done at approximately 175 basis points over its previous borrowing rate).

2. The Task Force reached a consensus that notwithstanding the above, the following factors, if both are present, provide determinative evidence that the debtor is not experiencing financial difficulties, and, thus, the modification or exchange is not within the scope of Statement 15 (the presence of either factor individually would be an indicator, but not determinative, that the debtor is not experiencing financial difficulty):

  The debtor is currently servicing the old debt and can obtain funds to repay the old prepayable debt from sources other than the existing creditors (without regard to the current modification) at an effective interest rate equal to the current market interest rate for a non-troubled debtor and

It was uncertain as to whether the Company could have serviced the principal requirements of the bonds at maturity in 2007; however, cash flows would have needed to escalate dramatically to have provided adequate financial resources to have allowed such.

  The creditors agree to restructure the old debt solely to reflect a decrease in current market interest rates for the debtor or positive changes in the creditworthiness of the debtor since the debt was originally issued.
The restructuring was not done due to positive changes in the Company's credit-worthiness.

Determining Whether the Creditor has granted a Concession

1. The Task Force reached a consensus that a creditor is deemed to have granted a concession if the debtor's effective borrowing rate on the restructured debt is less than the effective borrowing rate of the old debt immediately prior to the restructuring. The effective borrowing rate of the restructured debt (after giving effect to all the terms of the restructured debt including any new or revised options or warrants, any new or revised guarantees or letters of credit, and so forth) should be calculated by projecting all the cash flows under the new terms and solving for the discount rate that equates the present value of the cash flows under the new terms to the debtor's current carrying amount of the old debt. However, the Task Force reached a consensus that although considered rare, if there is persuasive evidence that the decrease in the effective borrowing rate is due solely to a factor that is not captured in the mathematical calculation (for example, additional collateral), the creditor may not have granted a concession and the modification or exchange should be evaluated based on the substance of the modification.

Response:

The fact that Guggenheim was not the original creditor appeared to be irrelevant under the accounting literature. The determinate factor beyond whether the Company was experiencing financial difficulties was whether a concession was granted, which was clearly the case based on the terms and conditions of the new financing. The effective borrowing rate on the restructured debt is less than the borrowing rate of the old debt (cash flows of new indebtedness versus old imply an effective interest rate of a negative 1%).

Owning more than a majority of the Notes, Guggenheim also agreed that prior to the Company acquiring the Notes from Guggenheim, Guggenheim would consent to the elimination of certain covenants and restrictions contained in the Indenture in accordance with the terms of the Indenture, which, among other things, would eliminate the restrictive covenants from the Indenture that prohibited such a transaction.

In order to determine if the Company's effective borrowing rate on the restructured debt was less than the effective borrowing rate of the old debt immediately prior to the restructuring, the Company calculated the future cash flows under the new terms and solved for the discount rate that equated the present value of the cash flows under the new terms to the Company's carrying amount of the old debt. This resulted in an effective interest amount of a negative 1% which is significantly less than the effective interest of the old debt.

Given the fact that a concession was granted and the evidence that the Company was experiencing financial difficulty, it appeared that the evidence more strongly aligned this transaction to a troubled debt restructuring under EITF 02-04 with the implied gain deferred and recognized as a reduction of future interest expense.

In September 2004, the Company completed a $50 million term loan agreement with Orix Capital Markets. A portion of the proceeds from the new debt agreement repaid the Guggenheim debt plus accrued interest of $36.8 million. Since the Guggenheim transaction was accounted for as a troubled debt restructuring, all future principal and interest payments were recorded as debt of $53.5 million in May 2002 in accordance with paragraph 17 of SFAS 15. Between May 2002 and September 2004, payments of $12.3 were made resulting in a balance of $41.2 million upon refinancing in 2004. Repayment of $36.8 million prior to maturity triggered a gain on extinguishment of debt of $4.4 million.

Note 13 - Deferred Compensation and Employee Benefit Plans. page F-48

12. We have read your response to comment 22 from our letter dated May 25, 2005. Please disclose the amounts of loans that are netted against the cash surrender values of these life insurance policies.

 Company response:

 The Company modified its disclosures for this issue in its June 30, 2005 Form 10Q as follows:

We maintain life insurance policies on various individuals. As of June 30, 2005, the total face amount of these policies was $22 million of which $2.5 million of the proceeds is required to be paid to the designated beneficiary of Jack E. Golsen pursuant to the terms of a Death Benefit Agreement discussed elsewhere in this report. Some of these life insurance policies have cash surrender values and we have borrowed against these cash surrender values. The cash surrender values are included in other assets in the amounts of $.7 million and $.6 million, net of borrowings of $2.4 million at June 30, 2005 and December 31, 2004. Increases in cash surrender values of $.2 million and $.3 million are netted against the premiums paid for life insurance policies of $.6 million and $.4 million for the six months ended June 30, 2005 and 2004, respectively, and are included in selling, general and administrative expenses.

The Company will continue disclosures similar to the above in future filings.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005

Comment applicable to your overall filing

13. Please address the comments above in your interim filings as well.

 Company response:

 The Company will comply prospectively for all comments, except comments 2 and 10 which will be addressed in amended Form 10Q's.

Statements of operations, page 4

14. We have read your response to comment 25 from our letter dated May 25, 2005. Please amend your Form 10-Q to provide revised financial statements, which include the gain of $0.4 million in operating income as required by paragraph 45 of SFAS 144.

 Company response:

 We respectfully request that the Company be allowed to revise our reporting on a prospective basis.  We are prepared to make the requested change in an amended Form 10Q, if the Staff declines this request.  However, we continue to believe $0.4 million not to be material for the reasons discussed in our response to comment 10 and also due to net income being unchanged as a result of the requested revision.

15. We have read your response to comment 26 from our letter dated May 25, 2005. It is unclear how the life insurance proceeds are reflected on your statement of cash flows. Please tell us where the life insurance proceeds in excess of the cash surrender value are recorded in the statement of cash flows for the three months ended March 31, 2005. Please also tell us where the proceeds up to the cash surrender value are recorded in the statement of cash flows. Also, explain how you determined this presentation is appropriate.

Company response:

 The total life insurance proceeds were $1,441,000 of which $1,300,000 was in accounts receivable at March 31, 2005.  These policies had net cash surrender value of $15,000. As a result, cash provided by operating activities includes $126,000 and cash provided by investing activities includes $15,000 relating to this event.

SFAS 95 does not specifically address the classification of life insurance proceeds but does mention proceeds of insurance settlements as operating activities unless they are directly related to investing or financing activities.  Under paragraph 24 of SFAS 95, it discusses that certain cash receipts and payments may have aspects of more than one class of cash flow which we believe is the case relating to life insurance cash outflows and inflows. Therefore the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. Because the payments of life insurance premiums were classified as operating cash outflows and the premiums were the predominant cash flows, we classified the life insurance proceeds in excess of the cash surrender value as operating cash inflows.

Based on paragraph 13 of Section 1300.13 to the AICPA Technical Practice Aids, we have been classifying the increases in the cash surrender value of the policies as investing cash outflows.  Therefore we classified the life insurance proceeds up to the cash surrender value as investing cash inflows which is included in the other asset line item.